02022846

4/8/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52889

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 28 2002
366
WASH, D.C.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FinancialOxygen, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

2033 North Main Street, Suite 340
(No. and Street)

Walnut Creek	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Dohren — (925) 906-1700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	San Francisco	CA	94105
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

I, _______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FinancialOxygen, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name Mike Dohren
Title Controller

Notary Public

PEGGY A. LEWIS
Commission # 1293602
Notary Public - California
Contra Costa County
My Comm. Expires Feb 8, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PRICEWATERHOUSECOOPERS

FinancialOxygen, Inc.

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors and
Stockholders of FinancialOxygen, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FinancialOxygen, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The accompanying statement of financial condition has been prepared assuming the Company will continue as a going concern. As described in Note 1, the Company has incurred losses and generated negative cash flows from operations and will require additional financing. These factors raise substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

January 31, 2002

FinancialOxygen, Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Current assets:	
Cash and cash equivalents	$ 2,198,771
Accounts receivable	607,432
Prepaid expenses and other assets	110,764
Total current assets	2,916,967
Property and equipment, net	767,235
Total assets	$ 3,684,202
Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders' Deficit	
Current liabilities:	
Accounts payable	$ 284,335
Accrued expenses	124,096
Deferred revenue	458,367
Total current liabilities	866,798
Commitments and contingencies (Note 10)	
Mandatorily redeemable convertible preferred stock:	
17,500,000 shares authorized and designated as:	
Series A, 1,837,500 shares issued and outstanding (liquidation preference of $735,000)	712,091
Series B, 10,028,609 shares issued and outstanding (liquidation preference of $14,254,664)	7,924,609
Total mandatorily redeemable convertible preferred stock	8,636,700
Stockholders' deficit:	
Common stock, $0.001 par value; 50,000,000 shares authorized; 8,612,000 shares issued and outstanding	8,612
Warrants	5,120
Accumulated deficit	(5,833,028)
Total stockholders' deficit	(5,819,296)
Total liabilities, mandatorily redeemable convertible preferred stock and stockholders' deficit	$ 3,684,202

The accompanying notes are an integral part of this financial statement.

1. Nature of the Business

FinancialOxygen, Inc. (the "Company") was incorporated in Delaware on November 17, 1999 and commenced operations in January 2000. The Company was formed to design and develop capital markets software and trading marketplaces to connect financial institutions with middle market customers. The Company offers two different products – BankOxygen, which represents a trading marketplace for wholesale investment products and PrivateOxygen, licensed software applications that allow a financial institution's clients to execute transactions in a web-enabled environment.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides an on-line marketplace for its customers to execute securities transactions. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts as all transactions for accounts of customers are cleared through another broker-dealer on a fully disclosed basis.

During the year ended December 31, 2000, the Company was considered a development stage company since it had devoted substantially all of its efforts to business planning, research and product development, recruiting management and technical staff and raising capital. During 2001, the Company commenced operations and began earning revenue. Consequently, the Company is no longer considered a development stage company.

The Company's financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses and negative cash flows from operating activities since inception and has relied primarily on equity capital to support its operations. Management expects costs to exceed revenues during 2002. The Company will require additional financing to reach profitability. These factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not reflect any adjustments that might result from the outcome of these uncertainties.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

The Company is subject to all of the risks inherent in an early stage business operating in the software and Internet services industries. These risks include, but are not limited to, a limited operating history, limited management resources, dependence on the development of marketable software and services and the changing nature of the marketplace. Failure by the

Company to anticipate or to respond adequately to technological developments in its industry, changes in customer or supplier requirements or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products or services, could have a material adverse effect on the Company's business and operating results.

Cash and cash equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost plus accrued interest, which approximates fair market value. Cash equivalents consist primarily of money market instruments and short-term corporate commercial paper. At December 31, 2001, the balance of cash equivalents amounted to $1,854,548. At December 31, 2001, money market funds are held at one financial institution and are in excess of FDIC insured limits.

Fair value of financial instruments

The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair market values due to their short maturities.

Concentrations of credit risk and significant customers

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of trade accounts receivable and cash equivalents. The Company performs ongoing credit evaluations of its customers within the context of its industry and maintains reserves for potential credit losses on customer accounts when deemed necessary. At December 31, 2001, one customer accounted for 85% of the outstanding accounts receivable.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

The Company classifies its costs to develop its internal use software, including the software used to provide services on its on-line marketplace platform, between three stages: the preliminary project stage, the application development stage and the operation stage. Costs incurred in the preliminary project and operation stages are expensed. The qualifying direct internal costs and external costs related to the project during the application development stage are capitalized and amortized over the software's expected useful life, generally two years.

Costs incurred in the design, creation and maintenance of content, graphics and user interface of the Company's website are expensed as incurred in accordance with the provisions of SOP 98-1, *Accounting for the Cost of Computer Software Developed or Obtained for Internal Use*,

and Emerging Issues Task Force (EITF) 00-2, *Accounting for Website Development Costs*. External direct costs of material and services, internal payroll related costs and other qualifying costs incurred in the development of application and infrastructure of the website are capitalized and amortized over the useful life of two years.

The Company periodically evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.*

Software development costs

Costs associated with the development of computer software to be sold, leased, or otherwise marketed are expensed as product and technology costs until establishment of technological feasibility. Thereafter, significant software development costs are capitalized until the software is generally available. Capitalized costs are amortized on the straight-line basis over the estimated product life or on the ratio of current year revenues to the product's total estimated revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model, and typically occurs when the beta testing commences, and the general availability of such software has been simultaneous. Therefore, software development costs qualifying for capitalization have not been significant to date and have not been capitalized.

Revenue recognition

BankOxygen is an on-line marketplace where buyers and sellers are brought together to trade wholesale financial products. BankOxygen revenue is derived primarily from transaction fees for executing trades in this on-line marketplace and is recorded as transaction fee revenue. Transaction fee revenue is recognized as investment product transactions are executed.

PrivateOxygen revenue is derived primarily from two sources: (i) software development and license revenue, derived primarily from software licenses to major financial institutions, and (ii) service revenue, derived primarily from providing support, maintenance, training and consulting services. Revenue from software licenses is recognized upon execution of a contract and completion of delivery obligations, provided that no uncertainties regarding customer acceptance exist, price is fixed and determinable and collection of the related receivable is probable and recorded as software development and license revenue. Services revenue from support and maintenance services is recognized ratably over the contractual period. Revenue from training and consulting services is recognized as the related services are performed.

Generally, the Company has vendor specific objective evidence of fair value for the support and maintenance element of software arrangements based on renewal rates for maintenance in future years as specified in the contracts. In such cases, the Company defers the maintenance revenue at the outset of the arrangement and recognizes it ratably over the period during which the maintenance is to be provided, which normally commences on the date the software is delivered and fully installed. When there is no vendor specific objective evidence of fair value for the maintenance element, revenue for the entire arrangement is recorded ratably over the contractual period.

As the Company's license contracts involve significant implementation or customization essential to the functionality of the Company's software product, software development and license revenue, excluding the maintenance element describe above, is recognized using contract accounting in accordance with the provisions of FASB Statement of Position ("SOP") 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts.*

Stock-based compensation

The Company accounts for stock-based employee compensation arrangements under the intrinsic value method and complies with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.* Under the intrinsic value method, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's common stock and the amount an employee must pay to purchase the stock.

The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued in accordance with the provision of SFAS No. 123 and EITF No. 96-18, *Accounting for Equity Instruments that are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.*

The Company amortizes deferred stock-based compensation recorded in connection with certain stock option grants over the vesting periods of the related options consistent with the method described in Financial Accounting Standards Board Interpretation ("FIN") No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.*

Advertising costs

Advertising costs are charged to operations as incurred.

Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statement of Operations in the period that includes the enactment date. A valuation allowance is recognized for deferred tax assets to the extent it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax expense is comprised of taxes payable or refundable for the current period plus the change during the period in deferred tax assets and liabilities.

Recent pronouncements

In July 2001, the Financial Accounting Standards Boards, or the *FASB*, issued Statement of Financial Accounting Standards No. 141, *Business Combinations*, or SFAS No. 141, and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*,

or SFAS No. 142. SFAS No. 141 revises accounting treatment for business combinations requiring the use of purchase accounting and prohibiting the use of pooling-of-interests method for all business combinations initiated after June 30, 2001 and broadens the criteria for recording intangible assets separate from goodwill for all business combinations completed after June 30, 2001. SFAS No. 142 revises the accounting for goodwill and other intangible assets by not allowing amortization of goodwill and establishing accounting for impairment of goodwill and other intangible assets. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001. There will be no impact from the adoption of SFAS No. 142 on the financial statement.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, or SFAS No. 144. SFAS No. 144 supercedes SFAS No. 121 and applies to all long-lived assets including discontinued operations and consequently amends Accounting Principal Board Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business.* SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has not yet determined the impact adoption of SFAS No. 144 will have on the financial statement.

3. Property and Equipment

At December 31, 2001, property and equipment consisted of:

Computer equipment	$ 333,477
Furniture and fixtures	140,843
Software	559,466
	1,033,786
Less - accumulated depreciation and amortization	(266,551)
	$ 767,235

Net internal use software development costs capitalized within software in property and equipment were $364,678 at December 31, 2001.

The Company capitalized $426,726 of internal use software development costs during the year ended December 31, 2001.

During August 2001, the Company made a significant upgrade in its Bank Oxygen platform. As a result, the Company determined that certain of its previously capitalized internal use software development costs were no longer realizable and the Company wrote off $239,655 of unamortized capitalized costs to cost of revenue.

4. Convertible Promissory Notes and Detachable Warrants

In October 2000, the Company issued subordinated convertible promissory notes with detachable warrants in the amount of $507,041. The notes provided for an interest rate of 10% per annum and

were convertible into Series B preferred stock upon completion of the closing of the Series B preferred stock financing. Upon the issuance of Series B mandatorily redeemable convertible preferred stock on December 12, 2000, a principal balance of $234,014 plus accrued interest of $3,976 were converted into 344,912 shares of Series B mandatorily redeemable convertible preferred stock. The remaining balance of $278,104 of principal and accrued interest was repaid in cash. A beneficial conversion feature of $5,120 was recorded in connection with the conversion of the promissory notes to preferred stock.

The warrants issued to the holders of the convertible promissory notes entitled the holders to purchase 152,112 shares of common stock. The warrants were recorded at $5,120 and reflected as a discount to the convertible promissory notes. The discount was accreted to the principal of convertible promissory notes as interest expense before conversion to Series B mandatorily redeemable convertible preferred stock. The fair value of the warrants was calculated at $5,172 using the Black-Scholes option pricing method with the following assumptions: dividend yield at 0%; volatility of 80%; contractual option term of 5 years; fair value of underlying of $0.10; and risk free interest rate of 5.24%. These warrants are exercisable at $0.05 per share and expire on December 13, 2005.

5. Mandatorily Redeemable Convertible Preferred Stock

The Company's Articles of Incorporation, as amended, authorize the Company to issue 17,500,000 shares of preferred stock, 2,000,000 being designated as Series A Mandatorily Redeemable Convertible Preferred Stock ("Series A") and 15,500,000 being designated as Series B Mandatorily Redeemable Convertible Preferred Stock ("Series B").

In February 2000, the Company issued 1,837,500 shares of Series A at $0.40 per share. Issuance costs of $30,338 were deducted from proceeds.

In December 2000, the Company issued 10,028,609 shares of Series B at $0.69 per share. Issuance costs of $47,053 were deducted from proceeds.

In connection with the offering of Series B, the Company granted warrants to purchase 4,830,916 shares of Series B at an exercise price of $0.69 per share. The fair value of these warrants was determined using the Black-Scholes model with the following assumptions: fair value of the underlying Series B of $0.69; risk free interest rate of 6.06%; contractual option term of 6 months; no dividends during the term; and volatility of 80%. The estimated fair value of these warrants amounted to $782,808. Based on the relative fair value of the warrants and the Series B shares, the warrants were recorded at $700,568. In December 2000, in connection with the issuance of Series B with warrants, the Company recorded a dividend of $700,568 related to the beneficial conversion feature of the Series B shares issued.

The warrants expired unexercised on June 30, 2001. As a result, the $700,568 warrant balance was reclassified to additional paid-in capital in 2001.

Voting rights

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

The holders of the Series A and Series B stock, in preference and priority to the holders of any other capital stock of the Company, are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, noncumulative for Series A and cumulative for Series B dividends at an annual rate of 6% per each outstanding share of the original issue price of $0.40 and $0.69 for Series A and Series B, respectively (as adjusted for any stock dividends, combinations or splits with respect to such shares). No dividends have been declared or paid to date.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Series B are entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of Series A or common stock by reason of their ownership, an amount equal to the sum of $1.38 for each share of Series B plus all accrued but unpaid dividends, whether or not declared, with respect to such shares. After payment to the holders of Series B, the holders of Series A are entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of common stock by reason of their ownership, an amount equal to the sum of $0.40 for each share of Series A plus all declared but unpaid dividends with respect to such shares. The remaining assets, if any, are to be distributed ratably to the holders of common stock. A liquidation event is defined as including a merger or reorganization or the sale of all or substantially all of the Company's assets.

If, upon the occurrence of a liquidation event, the assets and funds distributed among the holders of the convertible preferred stock are insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of the convertible preferred stock, in proportion to the preferential amount each such holder is otherwise entitled to receive.

Conversion

Each share of preferred stock, at the option of the holder, is convertible at any time into a number of fully paid and non-assessable shares of common stock as determined by the conversion rate. The initial conversion rate of Series A and Series B to common stock is 1:1. In April 2000, the Board of Directors authorized a 2:1 stock split for common stock and effectively changed the conversion rate of Series A to common stock to 1:2. The conversion rate is subject to adjustment as discussed in the anti-dilution provisions.

Shares of the convertible preferred stock will automatically convert into shares of common stock, based on the then-effective conversion price, at any time upon the earlier of the affirmative vote of the holders of at least 51% of the respective preferred series, or immediately upon the closing of a firmly underwritten public offering, pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the per share price is at least $1.60 and $2.76 per share and the aggregate proceeds to the Company (after deduction for underwriters' discounts and commissions) exceed $15,000,000 and $25,000,000 for Series A and Series B, respectively.

Redemption

Each holder of the Series B may require the Company to redeem all or less than all of the shares of Series B held by such holder on January 10, 2005. Upon satisfaction of the redemption requirement with respect to Series B, the Company shall redeem, from any source of funds legally available thereafter, the Series A in one installment on January 28, 2005. The Company effects each respective redemption by paying in cash in exchange for the shares of the respective preferred stock to be redeemed a sum equal to $1.38 for each share of Series B plus all accrued but unpaid dividends, whether or not declared, and $0.40 for each share of Series A plus all declared but unpaid dividends with respect to such shares. The amounts redeemable in January 2005 for Series B and Series A are $15,569,415 and $735,000, respectively. The value of the Series B and Series A shares will accrete to the redemption value over the redemption period using the effective interest method. During the years ended December 31, 2001 and 2000, the Company recorded accretion to the redemption value for the preferred shares of $1,680,526 and $79,391, respectively. Of those amounts, $415,184 and $22,750 related to the cumulative undeclared dividend on the Series B shares.

If the Company does not have sufficient funds legally available to redeem all shares of each preferred series to be redeemed at the Redemption Date, then the Company shall redeem such shares ratably to the extent possible and shall redeem the remaining shares as soon as sufficient funds are legally available.

At December 31, 2001, Series B stockholders have subordinated their redemption rights to the extent required for the Company to maintain its minimum net capital as defined by SEC Rule 15c3-1 (see Note 11).

In consideration for the subordination of Series B stockholder's redemption rights, the Company has agreed to incorporate a wholly-owned subsidiary (the "subsidiary") and transfer all broker-dealer services provided by the Company, including all accounts and assets, to the subsidiary no later than September 30, 2002.

Anti-dilution provisions

The conversion price of the convertible preferred stock is subject to adjustment to prevent dilution in the following events:

a) the Company issues additional shares of common stock at a purchase price less than the then-effective conversion price, provided, however, that without triggering anti-dilution adjustments, the Company may issue to directors, officers, employees or consultants shares of common stock that are reserved for issuance under the 2000 Stock Option/Stock Issuance Plan with a maximum of 2,375,000 shares of common stock or in connection with a declaration of dividends or other transactions which are approved by the Board of Directors; and

b) the Company issues options or convertible securities or fixes a record date for the determination of holders of any class of securities then entitled to receive any such options or convertible securities.

6. Common Stock

The Company's Articles of Incorporation, as amended, authorize the Company to issue 50,000,000 shares of common stock.

Restricted stock

During 2000, the Company entered into stock restriction agreements with certain common stockholders. Pursuant to these agreements, the Company has the right, but not the obligation, to repurchase the unvested shares of common stock upon termination of employment at the original purchase price per share. Shares subject to these agreements vest either over a four-year period beginning with the date of the agreements or over a three-year period commencing February 9, 2000, subject to certain acceleration provisions. At December 31, 2001, the aggregate number of shares of common stock subject to repurchase is 4,310,066.

7. Income Taxes

The tax effect of significant carryforwards and temporary differences that give rise to net deferred income tax assets at December 31, 2001 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$1,643,000
Deferred revenue	190,000
Others	41,000
Property and equipment	27,000
Research and experimentation credit	145,000
	2,046,000
Deferred tax liabilities:	
Property and equipment	-
	2,046,000
Valuation allowance	(2,046,000)
Net deferred tax assets	$ -

Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its net deferred tax assets at December 31, 2001.

At December 31, 2001, the Company has net operating loss carryforwards of approximately $4.2 million for federal and state income tax purposes. These federal and state carryforwards expire in varying amounts beginning 2020 and 2010, respectively. In addition, the Company has $75,000 and $70,000 of federal and state research and experimentation credits that expire in 2020.

The Company's ability to utilize its net operating loss and credit carryforwards to offset future taxable income may be subject to restrictions attributable to equity transactions that result in changes in ownership as defined in the Tax Reform Act of 1986. These restrictions may limit, on an annual basis, the Company's future use of its net operating loss carryforwards and research and development tax credit carryforwards.

8. Stock Option/Stock Issuance Plan

In 2000, the Company adopted the 2000 Stock Option/Stock Issuance Plan (the "Plan") under which 2,375,000 shares of the Company's common stock were reserved for issuance to employees, directors and consultants.

The Plan provides for issuance of a proprietary interest in the Company in the form of common stock and incentive and nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees, consultants, independent contractors and advisors.

The Board of Directors determines the period over which options become exercisable, however, except in the case of options granted to officers, directors and consultants, options shall become exercisable at a rate of not less than 25% per year over four years from the date the options are granted. The exercise price of incentive stock options and non-statutory stock options shall be no less than 100% and 85%, respectively, of the fair market value per share of the Company's common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. The term of the options is 10 years.

The following table summarizes the activity of the Company's stock option plan:

	Options Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price
January 1, 2000	-	-	$ -
Reserved	2,375,000	-	-
Granted	(75,000)	75,000	0.05
Exercised	-	-	-
Cancelled	-	-	-
December 31, 2000	2,300,000	75,000	$ 0.05
Granted 2001	(707,000)	707,000	0.10
December 31, 2001	1,593,000	782,000	$ 0.10

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.05	75,000	8.6	$ 0.05	25,513	$ 0.05
.10	707,000	9.2	.10	35,664	.10
	782,000			61,177	

The weighted average fair value of options granted to employees for the years ended December 31, 2001 was $0.02.

The fair value of options at the grant dates was estimated using the minimum value method with the following assumptions:

	December 31, 2001
Expected life (years)	4
Risk-free interest rate	4.54%-4.94%
Dividend yield	0.00%

9. Related Party Transactions

The Company's outside legal counsel is a stockholder of the Company. Accounts payable due to the legal counsel totaled $1,087 and $21,073 at December 31, 2001 and 2000, respectively.

Two of the investors in the Company's Series B shares are Bank Oxygen customers. At December 31, 2001, accounts receivable included $39,249 and $7,920 due from these related parties.

10. Commitments and Contingencies

The Company leases its office space and certain office equipment under noncancelable operating leases. The Company currently lease its office space on a month to month contract. The Company has good relations with the landlord. However, if the Company were forced to vacate the office space there is no assurance that the Company could find similar adequate office space at a similar monthly rate, if at all.

11. Regulatory Requirements

The Company is subject to the *SEC Uniform Net Capital Rule* (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $568,246, which was $462,987 in excess of the amount required of $105,259. The Company's ratio of aggregate indebtedness to net capital was 2.78 to 1.

12. 401(k) Savings Plan

During 2001, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. To date there were no contributions made to the plan by the Company.